October 9, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

ATTN:	Brittany Ebbertt, Senior Staff Accountant
Melissa Kindelan, Senior Staff Accountant

Re:	Cloudera, Inc.
Form 10-K for the fiscal year ended January 31, 2020
Filed March 27, 2020
File No. 001-38069

Dear Mss. Ebbertt and Kindelan:

On behalf of Cloudera, Inc., a Delaware corporation (the “Company”), we hereby submit this letter in response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from the Staff dated September 28, 2020 (the “Staff Letter”) regarding the above-referenced Annual Report on Form 10-K for the Company’s fiscal year ended January 31, 2020. This response also references: the letter from the Staff dated July 31, 2020 (the “Initial Staff Letter”); Cloudera’s response to the Initial Staff Letter dated August 20, 2020 (the “Initial Response)”; the letter from the Staff dated August 27, 2020 (the “Second Staff Letter”); and Cloudera’s response to the Second Staff Letter dated September 11, 2020 (the “Second Response”).

The following responses are numbered in accordance with the comments in the Staff Letter. For your convenience, we restate the comment from the Staff Letter in bold before each response.

Form 10-K for the fiscal year ended January 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results Operations, page 48

1. In your Form 10-Q for the quarter ended July 31, 2020, you disclose Annualized Recurring Revenue (ARR) equals the annualized value of all recurring subscription contracts with active entitlements as of the end of the applicable period. In your response to prior comment 1, you indicate you have introduced a consumption-based cloud pricing model, which enables customers to purchase and use your software on a consumption basis rather than on a subscription basis. Tell us how you considered these arrangements in your calculation of ARR and revise your disclosures as necessary. Also, tell us how much revenue was recognized from these consumption-based arrangements for fiscal 2020 and to date in fiscal 2021.

Response:

In the Company’s fiscal year ended January 31, 2020 and through the first six months of the Company’s fiscal 2021, our contracts with customers that utilize consumption-based cloud pricing as well as the amount of ARR associated with consumption-based cloud pricing was immaterial, as this model is relatively new for the Company.

We currently estimate ARR for consumption-based cloud pricing by multiplying the revenue associated with consumption-based cloud pricing for the fiscal quarter by four. We are closely monitoring how peers in our industry are reporting ARR inclusive of consumption-based cloud pricing, and may modify the method of our calculation over time. Once consumption-based cloud pricing becomes a material portion of the Company’s revenue, we will disclose the method of our calculation of consumption-based cloud ARR.

2. The calculation described in the first bullet point in your response to comment 1 appears to be a measure similar to the net expansion rate (NER), which was previously provided in your IPO and in subsequent Exchange Act filings through your October 31, 2018 Form 10-Q. Considering the continued focus on your “land-and-expand” strategy, please tell us why you no longer provide this measure. In this regard, while ARR captures overall growth in your business, it is unclear how ARR alone demonstrates the success of your land and expand strategy.

Response:

As indicated in our Second Response, there are a number of reasons why we believe that it is not appropriate to disclose renewal metrics.

The first bullet in our Second Response to comment 1 is similar to the net expansion rate (NER) as reported in our October 31, 2018 Form 10-Q. However, once Cloudera merged with Hortonworks in the subsequent quarter, we focused our efforts on creating a metric that would best represent the economic value of our subscription business for both internal measurements and in communications with investors. We believe that ARR is the best metric for this, because it is focused on recurring revenue and it normalizes for the accounting effects of the merger and accounting for revenue under ASC 606.

We further believe that ARR demonstrates the success of our “land and expand” strategy, because ARR captures revenue from both landing new customers and expanding existing customers. ARR growth is strongly correlated with customer expansion rates, since our new customers generally start at a low level of ARR (representing approximately 3% of our total ARR in our fiscal 2020 as well as our second fiscal quarter of 2021), and our focus, especially since the merger with Hortonworks, has primarily been on expanding existing accounts. As such, the “expand” portion of our “land and expand” strategy has been the primary driver of our growth.

The Company will disclose in future Form 10-Q and 10-K filings ARR growth for a given period attributable to both existing customers and new customers to provide investors with this additional information.

* * *

We hope the foregoing is responsive to your comments. Please feel free to contact me if you have any questions regarding this correspondence.

Very truly yours,

/s/ Jim Frankola

Jim Frankola
Chief Financial Officer
Cloudera, Inc.

cc:	David Howard, Cloudera
Tad J. Freese, Latham & Watkins LLP
Philip S. Stoup, Latham & Watkins LLP